Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Main 212.407.4000 Fax 212.407.4990

October 14, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Liz Packebusch

Re:	Caravelle International Group
Registration Statement on Form F-4
Filed September 22, 2022
File No. 333-267558

Dear Ms. Packebusch:

On behalf of our client, Caravelle International Group (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-4 filed on September 22, 2022 (the “Registration Statement”) contained in the Staff’s letter dated October 7, 2022 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment No. 1.

Registration Statement on Form F-4 filed September 22, 2022

Cover Page

1.	Please revise the prospectus cover page to clearly disclose the title and amount of securities that you are registering on this registration statement which Item 501(b)(2) of Regulation S-K requires. We note your newly filed Exhibit 107.

Response: We have revised the prospectus cover page to disclose the title and amount of securities being registered.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Ms. Packebusch United States Securities and Exchange Commission Page 2

Signature Page, page II-4

2.	We note your response to prior comment 5 and reissue it. Revise the signature page of the registration statement to clarify that it is signed by the registrant’s principal financial officer, its controller or principal accounting officer. See Instruction 1 to Signatures to Form F-4. In this regard, we note that Guohua Zhang does not appear to be your current principal financial and principal accounting officer. As appropriate, please also clarify the disclosures in the “PUBCO’S Directors and Executive Officers After the Business Combination” section and throughout your registration statement.

Response: The signature page to the Registration Statement includes the correct officers and directors of the Company. Dr. Guohua Zhang is currently the Company’s principal executive officer, principal financial officer and principal accounting officer. The biographical information for Dr. Zhang has been revised to clarify his current role with the Company. See page 164 of Amendment No. 1.

Exhibits

3.	Section 5.7 of the Support Agreement, filed as Exhibit 10.2 to the registration statement, provides that any New Securities acquired by the Founder Holder prior to the closing of the initial business combination will be voted in favor of the initial business combination. We note that “Founder Holders” include the Sponsor, Caravelle International Group, Caravelle Group Co., Ltd., Pacifico Acquisition Corp. and certain other “Insiders.” Please provide your analysis on how such purchases comply with Rule 14e-5.

Response: The parties to the Sponsor Support Agreement have entered into an Amended and Restated Support Agreement and filed the Amended and Restated Sponsor Support Agreement as Exhibit 10.2 to the Amendment No. 1. The Amended and Restated Sponsor Support Agreement clarifies that (1) the “Founder Holders” only include Pacifico Acquisition Corp. and certain other “Insiders” and (2) any securities subsequently acquired will not be voted if voting such securities would violate Tender Offer Compliance and Disclosure Interpretation 166.01. No purchases of securities by such persons are currently contemplated.

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc:	Guohua Zhang